Exhibit 99.2

1 82043617 M 55971637 / 7 VOTING PROXY THE UNDERSIGNED Name : Address : acting on behalf of (only to be completed if relevant) Name : Address : (the "Shareholder"). DECLARES AS FOLLOWS 1. The Shareholder registers for the extraordinary general meeting of shareholders of Centogene N.V. (the "Company") to be held on December 4, 2024 at 2:00 p.m. CET at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM"). 2. As at close of business on the record date for the EGM (after processing of all book-entry transfers and other relevant changes relating to the ordinary shares in the Company's capital), the Shareholder held and was entitled to exercise voting rights with respect to the following number of ordinary shares in the Company's capital: ____________________________________ (please complete number of ordinary shares) Note: Please enclose proof of share ownership as of the record date. 3. For purposes of being represented at the EGM, the Shareholder grants a power of attorney to each civil law notary and candidate-civil law notary working with NautaDutilh N.V. (the "Proxyholder"). 4. The scope of this power of attorney extends to the performance of the following acts on behalf of the Shareholder at the EGM: a. to exercise the voting rights of the Shareholder with respect to the ordinary shares mentioned above in accordance with paragraph 5 below; and b. to exercise any other right of the Shareholder which the Shareholder would be allowed to exercise at the EGM.

2 82043617 M 55971637 / 7 5. This power of attorney shall be used by the relevant Proxyholder to exercise the Shareholder's voting rights in the manner directed as set out below. Note: If no choice is specified, if multiple choices are specified, or if the voting instruction is otherwise unclear with respect to one or more agenda items, the relevant Proxyholder shall vote "FOR" such agenda item(s). Agenda items For Against Abstain Approval of the envisaged sale and transfer of Centogene GmbH ☐ ☐ ☐ Conditional amendment to the Company's articles of association ☐ ☐ ☐ Conditional dissolution of the Company ☐ ☐ ☐ Conditional appointment of the Company's liquidator and custodian of the Company's books and records ☐ ☐ ☐ Release of the managing directors from liability for the exercise of their duties ☐ ☐ ☐ Release of the supervisory directors from liability for the exercise of their duties ☐ ☐ ☐ 6. This power of attorney is granted with full power of substitution. 7. The relationship between the Shareholder and each Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands. (signature page follows)

3 82043617 M 55971637 / 7 SIGN HERE Please return this signed proxy via regular mail and e-mail to: Centogene N.V. c/o Investor Relations Am Strande 7 18055 Rostock Germany (investor.relations@centogene.com) If the Shareholder is a beneficial owner of shares in the Company's capital, please carefully review the convening notice for the EGM and enclose the relevant documents stipulated by such convening notice.